08005642

OMV Investor News

082-03209

October 20, 2008
7.00am (BST) – 8:00am (CET)

SUPPL

Q3/08 Trading Statement

This trading statement from OMV provides basic information for the quarter ended September 30, 2008, including figures on the economic environment as well as OMV's performance during the period. The data on the economic environment shows the development of the relevant crude prices and exchange rates. For the E&P segment, we provide the expected development of production volumes and give some information on the key drivers of this development. An overview on refining margins and drivers for the R&M and G&P businesses is also included.

The OMV Group Q3/08 results will be published on November 6, 2008. The information contained herein is subject to change and may differ from the final numbers that will be reported.

Economic environment

	Q3/07	Q4/07	Q1/08	Q2/08	Q3/08
Average Brent price in USD/bbl	74.75	88.45	96.71	121.18	**115.09**
Average Urals price in USD/bbl	72.22	85.90	93.00	117.24	**113.55**
Average EUR/USD FX rate	1.374	1.449	1.498	1.562	**1.504**
Average EUR/RON FX rate	3.236	3.454	3.689	3.652	**3.576**
Average USD/RON FX rate	2.353	2.381	2.465	2.338	**2.378**

Source: Reuters

Exploration and Production

	Q3/07	Q4/07	Q1/08	Q2/08	Q3/08
Total hydrocarbon production in boe/d	317,000	323,000	322,000	310,000	**316,000**
thereof Petrom group	195,000	195,000	198,000	194,000	**193,000**

Overall Group production in Q3/08 was 316,000 boe/d. At Petrom gas production was still suffering from high pressure in the local pipelines that hampered access to the system, whereas oil volumes were stable compared to Q2/08. The Austrian sour gas plant Aderklaa was starting to work again on the same level as before its revamp in Q2/08. The completion of the field development of Strasshof (first phase) and Ebenthal in Austria brought additional gas quantities. The FPSO for Schiehallion was still under maintenance, thus reducing UK production volumes. The price differential between Brent and OMV's realized crude price is expected to be below the level in Q2/08 due to the lower Urals discount to Brent. The Romanian regulated gas price for producers in RON remained unchanged compared to Q2/08. While oil revenues were positively impacted by a stronger USD, USD-denominated costs had an adverse effect on the results reported in EUR. Exploration expenses were above the level of Q2/08 mainly due to higher activities in Romania, Norway, Tunisia and Egypt.

10/31

Refining and Marketing

	Q3/07	Q4/07	Q1/08	Q2/08	Q3/08
NWE refining margin in USD/bbl [1]	3.53	5.25	4.13	9.44	**10.54**
Med Urals refining margin in USD/bbl [1]	3.75	4.60	3.70	6.26	**6.59**
OMV indicator refining margin in USD/bbl [2]	3.91	4.34	4.24	6.76	**6.24**
Total refining sales in mn t	5.58	5.39	5.36	5.75	**5.81**

[1] Source: Reuters [2] Actual refining margins realized by OMV may vary from the OMV indicator refining margin as well as from the market margins due to factors including a different crude slate, product yield and operating conditions.

Refining margins in the Western refineries were high due to high middle distillate spreads, while margins at Petrom were adversely affected by the lower Urals differential. The decline in crude prices led to significant inventory losses. Despite the closedown of one of the Bayernoil refineries (Ingolstadt) in August, refining sales exceeded the level of Q2/08, which was impacted by the planned maintenance stop in the Neustadt refinery. Petrochemical margins increased compared to Q2/08 while the petrochemical volumes remained at a similar level as in Q2/08. The marketing business developed well, due in part to a favorable margin environment at Petrom. Sales volumes were seasonally higher.

Gas and Power

	Q3/07	Q4/07	Q1/08	Q2/08	Q3/08
Combined gas sales volumes in bcm	2.24	4.27	4.07	2.56	**2.21**
thereof Petrom group	1.08	1.42	1.50	1.15	**1.05**

In supply, marketing and trading sales volumes were lower than in Q2/08 due to seasonally lower gas consumption. EconGas sales volumes declined by 18% compared to Q2/08. The decline of 8% at Petrom is in line with the general trend of falling gas consumption in Romania. The Doljchim fertilizer plant resumed production after its maintenance shutdown in Q2/08. Compared to Q3/07, EconGas volumes remained stable. In logistics, the transportation business' volumes were slightly higher than in Q2/08 whereas in the storage business withdrawal rates showed the expected seasonal decline. Compared to Q3/07, transportation volumes improved due to the WAG extension.

At-equity consolidated companies

Petrol Ofisi benefited from seasonal high demand. The Borealis result was driven by improved margins and an ongoing strong contribution of its financial investment Borouge.

Identified special items

In today's environment, the Arpechim refinery cannot generate the required rate of return due to high own energy consumption, unfavorable product yields and high fixed costs. As a result, Arpechim's net book value is expected to be impaired by around EUR 160 mn. Restructuring costs of around EUR 40 mn are expected to be recognized in Austria and Germany.

Tax rate

The effective tax rate is expected to be above the level of Q2/08 mainly reflecting the new Libyan Production Sharing Agreements coming into effect.

This trading statement contains forward looking statements, particularly those regarding hydrocarbon production; refining, retail marketing and petrochemical margins; refining and marketing sales; gas storage and gas sales volumes; identified special items and the effective tax rate. These forward looking statements are subject to risks, uncertainties and assumptions. These forward looking statements are only predictions based on OMV's current expectations and anticipated trends in its business. The actual results may differ materially from those expressed or implied by the forward looking statements and may include important unidentified or currently undisclosed items. Neither OMV nor any other person assumes responsibility for the accuracy and completeness of any of these forward looking statements. OMV will not update this trading statement to actual results or revised expectations. The information in this statement has not been audited.

For further information, please contact:
Ana-Barbara Kunčič, Investor Relations
Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com

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